EXHIBIT 99.130
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[GRAPHIC OMITTED]
[COMPUTERSHARE LETTERHEAD]


April 30, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland Nova
Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

SUBJECT:__________ADVANTAGE ENERGY INCOME FUND
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We confirm that the following materials were sent by pre-paid mail on April 30,
2004 to the registered holders of the units of the subject Income Fund:

1.       Annual Report
2.       Notice of Annual Meeting and Information Circular
4.       Proxy
5.       Proxy Return Envelope

We also confirm that copies of above mentioned material, together with Supplemental Mail List Cards, were sent by courier on April 26, 2004 to each intermediary holding units of the Income Fund who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Income Fund.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA


"Signed by"
Jodie Hansen
Assistant Corporate Trust Officer
Direct Dial No.: (403) 267-6889